Annual Notice Dated May 1, 2026

TRANSAMERICA ACCESS VARIABLE ANNUITY
Issued through
Transamerica Life Insurance Company

Retirement Builder Variable Annuity Account
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Transamerica Access Variable Annuity, a flexible premium deferred (group or individual) annuity policy (“Policy”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Retirement Builder Variable Annuity Account (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89352F764?site=VAVUL . In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Policy prospectus dated May 1, 2003, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS

SPECIAL TERMS
SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
important INFORMATION you should consider about the POLICY
INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY

SPECIAL TERMS
Administrative Office and Service Center - Transamerica Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499, (800) 525-6205.
Annuitant - The person during whose life any annuity payments involving life contingencies will be based on.
Annuity Commencement Date - The date upon which annuity payments are to commence. This date may be any date at least thirty days after the Policy date and may not be later than the last day of the Policy month starting after the Annuitant attains age 85, except as expressly allowed by Transamerica. In no event will this date be later than the last day of the month following the month in which the Annuitant attains age 95. The Annuity Commencement Date may have to be earlier for qualified policies and may be earlier if required by state law.
Annuity Payment Option - A method of receiving a stream of annuity payments selected by the Owner.
Cash Value - The Policy Value increased or decreased by an Excess Interest Adjustment and less any rider fees (imposed upon surrender).
Excess Interest Adjustment - A positive or negative adjustment to amounts surrendered (both partial and full surrenders and transfers) or applied to Annuity Payment Options from the Fixed Account Guaranteed Period Options prior to the end of the guaranteed period. The adjustment reflects changes in the interest rates declared by Transamerica since the date any payment was received by (or an amount was transferred to) the Guaranteed Period Option. The Excess Interest Adjustment can either decrease or increase the amount to be received by the Owner upon surrender (either full or partial) or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.
Fixed Account - One or more investment choices under the Policy that are part of Transamerica’s general assets and are not in the Separate Account.
Guaranteed Period Options - The various guaranteed interest rate periods of the Fixed Account which Transamerica may offer and into which premium payments may be paid or amounts transferred.
Owner (You, Your) - The person who may exercise all rights and privileges under the Policy. The Owner during the lifetime of the Annuitant and before the Annuity Commencement Date is the person designated as the Owner in the information that we require to issue a Policy.
Policy - Depending upon the state of issue, Policy means either the individual certificate under a group Policy or the individual Policy.
Policy Value - On or before the Annuity Commencement Date, the Policy Value is equal to the Owner’s:
• premium payments; minus
• gross partial surrenders (partial surrenders plus or minus Excess Interest Adjustments); plus
• interest credited in the Fixed Account; plus
• accumulated gains in the Separate Account; minus
• accumulated losses in the Separate Account; minus
• service charges, rider fees, premium taxes, and transfer fees and any other charges, if any
Policy Year - A Policy Year begins on the Policy date and on each Policy anniversary.
Portfolio - The investment Portfolio underlying each variable Subaccount in which we will invest any amount the Owner allocates to that variable Subaccount.
Separate Account – Retirement Builder Variable Annuity Account, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which Premium Payments under the policies may be allocated.
Subaccount - A subdivision within the Separate Account, the assets of which are invested in a specified underlying fund Portfolio.

SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Policy features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Policy.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix – Investment Options Available Under the Policy.
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Policy and the Appendix – Investment Options Available Under the Policy
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Policy.

important INFORMATION you should consider about the POLICY

Your Policy prospectus dated May 1, 2003, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
No. There is no surrender charge assessed if You withdraw money from the Policy at any time. The maximum surrender charge is 0%, and there is no time period during which a surrender charge applies.

However, if You withdraw or transfer amounts from a Fixed Account Guaranteed Period Option before the end of its guaranteed period, an Excess Interest Adjustment may apply. This adjustment can increase or decrease the amount You receive, depending on interest rate changes since the date of allocation.
  Maximum Potential Loss: The prospectus states that the adjustment could retroactively reduce credited interest to the guaranteed minimum.
  Example: If You allocate $100,000 to a Guaranteed Period Option and interest rates have risen significantly, the Excess Interest Adjustment could reduce Your withdrawal amount below the credited value (but not below the guaranteed minimum).
  Transactions Subject to Adjustment: Full or partial surrenders, transfers from the Fixed Account Guaranteed Period Options, and amounts applied to Annuity Payment Options prior to the end of the guaranteed period.
Annuity Policy Fee Table and Expense Examples Access to Your Money Expenses
Are There Transaction Charges?
Yes. In addition to any potential Excess Interest Adjustments on withdrawals from the Fixed Account Guaranteed Period Options, the Policy may impose the following transaction charges:
  Transfer Fee: You may make up to 12 free transfers per Policy Year. For each transfer beyond this limit, a fee of $10 per transfer may apply.
  Premium Taxes: Deducted upon annuitization, surrender, or payment of a death benefit; currently range from 0% to 3.50%, depending on state law.
Annuity Policy Fee Table and Expense Examples Expenses
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Policy specifications page for information about the specific fees You will pay each year based on the options You have elected.
Annuity Policy Fee Table and Expense Examples
	Annual Fee	Minimum	Maximum
	Base Policy[1]	1.70%	1.85%
	Portfolio Company (fund fees and expenses)[2],3	0.54%	1.20%
	Optional benefits available for an additional charge[4]	0.25%
1As a percentage of Separate Account Value.
2As a percentage of net asset value.
[3]See below Appendix: Investment Options Available Under the Policy for more information.
4As a percentage of Policy Value.
Because Your Policy is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Policy, the following table shows the lowest and highest cost You could pay each year based on current charges. This estimate assumes that You do not take withdrawals from the Policy, which could add surrender charges and negative Policy Adjustments that substantially increase costs.

	Lowest Annual Cost $2,274	Highest Annual Cost $4,566
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Premium Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Premium Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. You can lose money by investing in the Policy. The value of Your Policy depends on the performance of the investment options You select, and these values can fluctuate daily. If the investments perform poorly, Your Policy Value may decrease, and You could lose the amount You invested. Your entire investment in the variable Subaccounts is at risk, and You bear the full investment risk for amounts allocated to those options.
Summary Investment Choices
Is This a Short-Term Investment?
No. This Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. It is designed for long-term accumulation of assets, generally for retirement or other long-term purposes.
Withdrawals during the accumulation phase may result in:
  Taxes and tax penalties (including a 10% federal penalty if under age 59½).
  Excess Interest Adjustments if amounts are withdrawn from a Fixed Account Guaranteed Period Option before the end of its guaranteed period. This adjustment may reduce the amount You receive.
There are no surrender charges, but early withdrawals can still negatively impact Your Policy Value and benefits.
Summary Expenses Access to Your Money
What are the Risks Associated with Investment Options?
An investment in the Policy is subject to the risk of poor investment performance. Your Policy Value will fluctuate based on the performance of the Investment Options You select. Each Investment Option—including variable Subaccounts and the Fixed Account—has its own unique risks. You should review the available Investment Options and their prospectuses carefully before making an investment decision.
  Variable Subaccounts: These invest in underlying Portfolios of mutual funds. Their value can increase or decrease daily based on market conditions, and You bear the full investment risk.
  Fixed Account: While it guarantees a minimum interest rate, transfers or withdrawals before the end of a guaranteed period may result in an Excess Interest Adjustment, which could reduce Your payout.
Summary Investment Choices
What are the Risks Related to the Insurance Company?
An investment in the Policy is subject to risks related to the Insurance Company. All obligations under the Policy—including guarantees, Fixed Account interest, and any benefits—are backed solely by the claims-paying ability of Transamerica Life Insurance Company. These guarantees do not apply to the investment performance of the variable Subaccounts.

Additional information about Transamerica Life Insurance Company, including its financial condition is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
Other Information - Transamerica Life Insurance Company
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. The Policy imposes certain restrictions that may limit the Investment Options You can choose and Your ability to transfer among them. Transamerica also reserves specific rights under the Policy.
Transfer limits and fees.
  You may make 12 free transfers per Policy Year; a $10 fee may apply for each additional transfer. Transamerica may limit the number of transfers, modify procedures, or discontinue transfer privileges, including telephone transactions.
Fixed Account restrictions.
  Transfers from a Fixed Account Guaranteed Period Option before the end of its period may be limited (e.g., generally up to 25% per Policy Year when there is a negative Excess Interest Adjustment), and/or subject to an Excess Interest Adjustment.
  Transamerica may refuse new premiums to the Fixed Account and prohibit transfers to the Fixed Account.
  At the end of a guaranteed period, amounts are automatically reallocated to a new guaranteed period of the same length (or next shorter if not offered) unless You provide other instructions within the stated window.
Market timing and frequent transfers.
  The Policy does not permit market timing. Transamerica may reject premium payments or transfer requests and impose further restrictions where activity is deemed disruptive.
  Right to restrict or refuse Premium Payments.
  Transamerica reserves the right to restrict or refuse any premium payment and specifically to refuse premiums to the Fixed Account.
  Changes to available Investment Options.
  The Company does not guarantee that any Subaccount will always be available and may add, delete, or substitute investments (as described further in the SAI).
  Payment/transfer deferrals.
  Transamerica may defer payment or transfers under specified market closure or emergency conditions and may defer Fixed Account Cash Value payments for up to six months pursuant to state law.
Investment Choices Expenses Access to Your Money
Are There any Restrictions on Policy Benefits?
Yes. Certain benefits under the Policy have restrictions and may be modified or terminated under specific conditions:

Death Benefit Options:
  You must elect one of the guaranteed minimum death benefits (5% Annually Compounding, Annual Step-Up, or Return of Premium) at issue; this election cannot be changed later.
  If the Owner is not the Annuitant, no death benefit is paid upon the Owner’s death.
  Death benefit provisions vary by state and may not be available for all policies.
  Additional Death Distribution Rider:
  Available only at issue ages up to 80.
  Terminates upon annuitization, surrender, or payment of the rider benefit.
    Rider fee (0.25% annually) applies even if no benefit is payable.
  Impact of Withdrawals:
  Withdrawals (partial surrenders) reduce the guaranteed minimum death benefit by an adjusted amount, which may be greater than the amount withdrawn if the guaranteed benefit exceeds Policy Value at the time of withdrawal.
  This could significantly reduce or eliminate the benefit.
  Living Benefit Riders (Income Benefit Programs):
  Riders such as Managed Annuity Program II or Family Income Protector have strict conditions (e.g., waiting periods, vesting schedules, age limits).
  Early annuitization or excess withdrawals can reduce the benefit base disproportionately or terminate the rider.
Company Rights:
  Transamerica reserves the right to modify or discontinue optional benefits if regulatory approval is obtained.
Death Benefit Additional Features Appendix C – Income Benefit Programs
	TAXES			Location in Prospectus
What Are the Policy’s Tax Implications?
You should consult a qualified tax professional to determine the tax implications of investing in this Policy and receiving premium payments.
  No additional tax benefit applies if the Policy is purchased through a tax-qualified plan or IRA because those plans already provide tax deferral.
  Withdrawals (including partial surrenders and systematic payouts) are generally subject to ordinary income tax and may incur a 10% federal penalty tax if taken before age 59½ unless an exception applies.
  During the income phase, a portion of each annuity payment may be taxable, depending on whether the Policy is qualified or nonqualified.
Taxes
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Policy. Compensation is typically paid in the form of:
  Commissions based on premium payments and Policy Values.
  Continuing fees tied to Policy persistency.
  Production, persistency, and managerial bonuses, as well as promotional incentives.
  Payments to financial institutions for services related to the sale and servicing of the Policy.
These arrangements may create a financial incentive for investment professionals to recommend this Policy over other investment products.

Our current affiliate, Transamerica Capital, LLC (“TCL”) (formerly AFSG Securities Corporation (AFSG)) is the principal underwriter and may share the revenue we earn on this Policy with Your investment professional’s firm.
Other Information – Distributor of the Policies
Should I Exchange My Policy?
An exchange should be made only if You determine that the new Policy is preferable for Your needs, rather than continuing to own the existing Policy.

Some investment professionals may have a financial incentive to recommend that You exchange Your existing Policy for a new one. You should only exchange Your Policy after carefully comparing:
  The features, fees, and risks of both Policies.
  Any charges, penalties, or tax consequences for terminating Your current Policy.

Other Information – Exchanges and Reinstatements

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of current Portfolio Companies available under the Policy, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89352F764?site=VAVUL.
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Policy may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Relative Value Portfolio - Class B Advised by: AllianceBernstein L.P.	0.85%	10.20%	11.15%	10.30%
Seeks long-term capital appreciation.	Fidelity® VIP Contrafund® Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.79%	21.24%	15.08%	15.49%
Seeks long-term growth of capital.	Fidelity® VIP Mid Cap Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.80%	11.49%	9.83%	10.31%
Seeks capital appreciation.	Fidelity® VIP Value Strategies Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.84%	7.70%	11.87%	10.54%
To seek to provide high total return through a combination of current income and capital appreciation.	Transamerica Aegon Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.78%	6.78%	-0.60%	1.82%
To seek a high level of current income by investing in high-yield debt securities.	Transamerica Aegon High Yield Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.89%	8.27%	3.89%	5.64%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.97%	10.99%	8.11%	7.08%
To seek to provide as high a level of total return as is consistent with prudent investment strategies.	Transamerica Aegon U.S. Government Securities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.84%	5.56%	-1.52%	0.94%
To seek as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC(2)	0.54%	3.81%	2.91%	1.72%
To seek to maximize total return.	Transamerica BlackRock Real Estate Securities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	1.11%	9.32%	2.41%	3.41%
To seek long-term capital appreciation and capital preservation.	Transamerica BlackRock iShares Edge 40 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.71%	11.42%	3.21%	4.65%
To seek long-term capital appreciation.	Transamerica International Focus VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Sands Capital Management, LLC	1.08%	6.24%	0.74%	5.19%
To seek current income and preservation of capital.	Transamerica JPMorgan Asset Allocation - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.96%	10.36%	2.09%	4.64%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan Asset Allocation - Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.02%	12.84%	5.57%	7.80%
To seek capital appreciation and current income.	Transamerica JPMorgan Asset Allocation - Moderate VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.97%	11.54%	3.59%	6.05%
To seek long-term capital appreciation.	Transamerica JPMorgan Diversified Equity Allocation VP - Service Advised by: Transamerica JPMorgan Diversified Equity Allocation VP; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.05%	19.06%	8.87%	10.90%
To seek to earn a total return modestly in excess of the total return performance of the S&P 500® Index while maintaining a volatility of return similar to the S&P 500® Index.	Transamerica JPMorgan Enhanced Index VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.86%	15.90%	14.10%	14.32%
To seek long-term capital appreciation.	Transamerica Janus Mid-Cap Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	1.09%	7.85%	6.91%	10.87%

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To seek to provide a high total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.	Transamerica Multi-Managed Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Mangement, Inc.	0.89%	12.73%	8.34%	9.46%
To seek long-term growth of capital by investing primarily in common stocks of small growth companies.	Transamerica T. Rowe Price Small Cap VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: T. Rowe Price Associates, Inc.	1.08%	9.93%	5.17%	10.18%
To seek maximum long-term total return, consistent with reasonable risk to principal, by investing in a diversified portfolio of common stocks of primarily non-U.S. issuers.	Transamerica TSW International Equity VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Thompson, Siegel & Walmsley LLC	1.11%	31.42%	8.58%	7.27%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.89%	17.47%	12.05%	16.13%

(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccount may become extremely low and possibly negative.

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

CLOSED INVESTMENT OPTIONS:
The following Subaccounts are only available to Owners that held an investment in those Subaccounts on May 1, 2002. However, if any such Owner surrenders all of his or her money from these Subaccounts after May 1, 2002, that Owner may not reinvest in those Subaccounts.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
Seeks to provide capital growth.	Fidelity® VIP Growth Opportunities Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.81%	21.73%	11.04%	19.64%
Seeks capital appreciation.	Janus Henderson Mid Cap Value Portfolio - Service Advised by: Janus Henderson Investors US, LLC	1.11%	6.29%	8.43%	8.40%

The following Subaccounts are only available to Owners that held an investment in those Subaccounts on July 1, 2002. However, if any such Owner surrenders all of his or her money from these Subaccounts after July 1, 2002, that Owner may not reinvest in those Subaccounts.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
To seek to maximize total return.	Transamerica Small/Mid Cap Value VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Systematic Financial Management, L.P.	0.81%	9.81%	9.56%	9.81%

Effective December 12, 2011, the following Subaccounts were closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Large Cap Growth Portfolio - Class B Advised by: AllianceBernstein L.P.	0.90%	12.85%	11.76%	15.88%
Seeks capital growth.	Invesco V.I. American Franchise Fund - Series II Advised by: Invesco Advisers, Inc.	1.10%	11.39%	10.08%	14.58%
To provide long-term capital appreciation.	Invesco V.I. American Value Fund - Series II Advised by: Invesco Advisers, Inc.	1.14%	20.76%	17.56%	12.01%
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Fidelity® VIP Equity-Income Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.71%	18.75%	12.23%	11.32%
Seeks to achieve capital appreciation.	Fidelity® VIP Growth Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.80%	14.63%	13.42%	17.16%
Seeks long-term growth of capital.	Janus Henderson Enterprise Portfolio - Service Advised by: Janus Henderson Investors US, LLC	0.97%	7.41%	7.35%	12.51%
Seeks long-term growth of capital.	Janus Henderson Global Research Portfolio - Service Advised by: Janus Henderson Investors US, LLC	1.07%	20.60%	12.23%	12.64%
To seek total return.	MFS® Total Return Series - Service Advised by: MFS® Investment Management	0.96%	10.91%	6.16%	7.36%

Effective September 17, 2012, the following Subaccount was closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
To seek capital appreciation.	MFS® New Discovery Series - Service Advised by: MFS® Investment Management	1.20%	12.56%	-0.54%	10.46%

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy dated May 1, 2003, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499

 Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System - 333-190747
EDGAR Contract Identifier No. is #C000132443